Exhibit 5.2

November 9, 2015

Central Garden & Pet Company

1340 Treat Blvd., Suite 600

Walnut Creek, CA 94597

Ladies and Gentlemen:

We have acted as special Wisconsin counsel for Kaytee Products Incorporated, a Wisconsin corporation (“Kaytee”), and All-Glass Aquarium Co., Inc., a Wisconsin corporation (“All-Glass”) (Kaytee and All-Glass being collectively referred to herein as the “Wisconsin Subsidiaries”), in connection with the issuance by the Wisconsin Subsidiaries and certain other guarantors of a guarantee (the “Guarantee”) relating to $400,000,000 aggregate principal amount of 6.125% Senior Notes due 2023 (the “Notes”) to be issued by Central Garden & Pet Company, a Delaware corporation (“Central”). The Notes and Guarantee are registered under the Registration Statement on Form S-3 (File No. 333-204881) filed with the Securities and Exchange Commission (the “Commission”) on June 11, 2015 and Amendment No. 1 thereto filed on June 23, 2015 (the “Registration Statement”), by Central, as issuer, and certain guarantors, including the Wisconsin Subsidiaries.

The Notes and the Guarantee will be issued under and pursuant to the base indenture, dated as of March 8, 2010 (as supplemented prior to the date hereof, the “Base Indenture”), between Central, as issuer, and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as further supplemented by the Third Supplemental Indenture, dated as of November 9, 2015, among Central, other direct and indirect subsidiaries of Central, including the Wisconsin Subsidiaries, as guarantors (the “Guarantors”) and the Trustee (the “Third Supplemental Indenture” and together with the Base Indenture, the “Indenture”).

In rendering the opinions expressed below, we have examined and relied on originals or copies, certified or otherwise, identified to our satisfaction of, but have not participated in the negotiation, preparation or settlement of, the following documents:

a. The Indenture;

b. The Guarantee; and

c. Resolutions of the Board of Directors of each Wisconsin Subsidiary dated June 16, 2015 and November 3, 2015 with respect to each Wisconsin Subsidiary pertaining to the authorization, issuance, execution and delivery of the Third Supplemental Indenture and Guarantee certified by the Secretary of such Wisconsin Subsidiary.

Central Garden & Pet Company

November 9, 2015

We have also examined such records of the Wisconsin Subsidiaries, such certificates of officers of the Wisconsin Subsidiaries, public officials and others and originals, copies or facsimiles of such other agreements, instruments, certificates and documents as we have deemed necessary or advisable as a basis for the opinions expressed below. In particular, as to certain matters of fact relevant to the opinions expressed below, we have relied on certificates of officers of the Wisconsin Subsidiaries, copies of which have been provided to you.

In rendering this opinion, we have assumed, without investigation, verification or inquiry, (i) the genuineness of all signatures and the authenticity of all documents submitted to us as originals, (ii) the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies, and (iii) the truth, accuracy and completeness (without independent investigation or verification) as of the date hereof as to factual matters of the information, representations, warranties and statements contained in the records, documents, instruments and certificates we have reviewed in connection with rendering the opinions set forth herein.

In rendering the opinions set forth herein, we have also assumed that all parties (other than the Wisconsin Subsidiaries) had all requisite power and authority to execute and deliver the Indenture and all other agreements, documents, instruments and certificates examined by us and have also assumed the due authorization by all requisite action, and the due execution and delivery by such parties (other than the Wisconsin Subsidiaries) of the Indenture and all other agreements, documents, instruments and certificates and the validity and binding effect and enforceability thereof against all parties in accordance with their respective terms. In rendering the opinions set forth herein concerning the valid existence and good standing of each Wisconsin Subsidiary, we have relied exclusively upon the Certificate of Status for each Wisconsin Subsidiary issued by the Wisconsin Department of Financial Institutions dated November 3, 2015 (each, a “Certificate of Status”).

Based upon the foregoing, but subject to the assumptions, qualifications and limitations set forth herein, we are of the opinion that:

1. Each of the Wisconsin Subsidiaries has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Wisconsin meaning that each Wisconsin Subsidiary has filed its most recent required annual report and has not filed articles of dissolution with the Wisconsin Department of Financial Institutions.

2. Each of the Wisconsin Subsidiaries has the requisite corporate power and authority to execute and deliver the Third Supplemental Indenture and the Guarantee and

Central Garden & Pet Company

November 9, 2015

to perform its obligations thereunder, and all necessary corporate action required to be taken by the Wisconsin Subsidiaries for the due and proper authorization, execution and delivery of the Third Supplemental Indenture and the Guarantee and the consummation of the transactions contemplated thereby has been duly and validly taken.

3. The Third Supplemental Indenture and the Guarantee have been duly authorized, executed and delivered by each of the Wisconsin Subsidiaries.

The opinions expressed herein are limited to the laws of the State of Wisconsin in effect on the date hereof as they presently apply and we express no opinion regarding the laws of any other jurisdiction.

The opinions set forth herein are given as of the date hereof, and are intended to apply only to those facts and circumstances that exist as of the date hereof. We assume no obligation or responsibility to update or supplement our opinions to reflect any facts or circumstances that may hereafter come to our attention or any changes in laws that may hereafter occur, or to inform the addressee of any change in circumstances occurring after the date hereof that would alter the opinions rendered herein.

This opinion is limited to the matters set forth herein, and no opinion may be inferred or is implied beyond the matters expressly contained herein. Orrick, Herrington & Sutcliffe LLP may rely on this opinion in connection with its opinion, dated the date hereof, and filed with the Securities and Exchange Commission as an exhibit to Central’s Form 8-K on the date hereof (the “Central 8-K”). We hereby consent to the filing of this opinion letter as an exhibit to the Central 8-K.

Very truly yours,

/s/ Godfrey & Khan, S.C.

GODFREY & KAHN, S.C.